Exhibit 4(B)

PARTICIPANT CERTIFICATE
Standard Insurance Company, Retirement Plans Division
1100 SW Sixth Avenue Portland OR 97204-1093 800.262.7111 Tel

[participant name]

[participant street address]

[city, state zip code]

This certificate is to inform you that you are a Participant in the [plan name], which is funded by a Group Annuity Contract (GAC) issued by Standard Insurance Company.

Contractowner: [employer or trust name]

GAC No: [contract number]

Participant Certificate No: [certificate number_CERT]

Effective Date of Certificate: [effective date of participation]

Deposits you make to the Plan will be invested in a Fixed Account, a Variable Account or both. Deposits you invest in the Fixed Account will be credited with an interest rate to be announced monthly. Deposits you invest in the Variable Account may increase or decrease depending on gains or losses of the funds described in the GAC.

ALL BENEFITS PROVIDED BY THE GAC THAT ARE BASED ON THE INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNT MAY CHANGE. THE DOLLAR AMOUNT IS NOT GUARANTEED.

Your benefits, including any death benefits, will depend on the specific details of your Plan and the amount that you or your employer deposits to the Plan. For information about your Plan, including ERISA rights, please refer to your Summary Plan Description.

The GAC imposes financial service fees equal to a percentage of the average daily net assets in the Variable Account. These fees will reduce your investment return. Withdrawals from both the Fixed and Variable Accounts due to an act of the Contractowner, such as a retirement incentive program or a corporate relocation, may be subject to a surrender charge. The surrender charge is a percentage of the amount withdrawn, based on the number of years the GAC has been in effect. A withdrawal you request as a result of a financial hardship, termination of employment, retirement, disability or death is not subject to a withdrawal charge. Withdrawals may also be subject to a distribution fee, which will be deducted from your account.

The entire contract includes an Application, the GAC, a schedule and an endorsement.

PLEASE KEEP THIS CERTIFICATE

STANDARD INSURANCE COMPANY

President and Chief Executive Officer